UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 16 May 2013 (NZ) / 15 May 2013 (U.S.)

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Media Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 16 May 2013 (NZ) /	By:	/s/ Laura Byrne
15 May 2013 (U.S.)
	Name:	Laura Byrne
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

16 May 2013

Telecom outlines strategy to reset business for long-term success

Telecom is holding its 2013 investor day today, at which Chief Executive Simon Moutter and his leadership team will set out Telecom’s new strategy for its New Zealand business to investors and analysts.

The strategy outlines the steps Telecom is taking in New Zealand to shift from a traditional fixed and mobile infrastructure company to a future-oriented, competitive provider of communication, entertainment and IT services delivered over its networks and the Cloud.

Investor day presentations will be released via the stock exchange from 1pm today. In advance of the investor day, Telecom has released the following financial information which is contained in the presentations.

FY13 operating earnings guidance

Telecom’s adjusted EBITDA guidance for FY13 remains $1,040 million to $1,060 million, albeit management expect that the result will be near the bottom end of this range, primarily due to a further increase in price competition in the fixed line market and continued margin pressure in Gen-i. This guidance excludes one-off restructuring costs associated with the FY13 cost reduction and strategic change programme.

Update on FY13 cost reduction and strategic change programme

On 28 March, Telecom provided an estimate of the impacts of its change programme, as it seeks to build a leaner, more agile organisation with a competitive cost structure centred around the right portfolio of business activities. As a further update, Telecom now expects one-off restructuring costs in FY13 of $100 million to $130 million (an increase from $70 million to $80 million estimated on 28 March). The increase reflects the inclusion of estimated non-cash accounting adjustments associated with the cessation of business activities (such as onerous lease contracts and other asset write offs), which will be finalised at year end. Approximately half of the expected total restructuring costs are non-cash in nature.

As noted on 28 March, Telecom expects to reduce its number of full time equivalent employees from 7,530 at 31 December 2012 to approximately 6,300 to 6,600, by the middle of 2013. As a result, Telecom believes that payroll costs (Opex and Capex) will reduce by $100 million to $120 million on an annualised basis. The Opex element of the savings is necessary to offset anticipated declines in legacy revenues in the FY14 year.

These figures exclude the addition of approximately 140 Revera employees arising from the recent acquisition of that business.

Capital Expenditure

Telecom’s Capex guidance for FY13 is unchanged at approximately $460 million.

Over the subsequent three financial years, Telecom anticipates investing on average $400 million to $500 million per annum in Capex as it executes the new strategy. The phasing of this investment may vary from year to year, due to the timing of one-off payments such as the acquisition of spectrum. The majority of this investment will be focused towards mobile network investment, the Optical Transport Network and business re-engineering initiatives.

The re-engineering programme, in conjunction with future initiatives to reduce costs through a centrally-driven, business-wide simplification and cost reduction programme is targeting $100 million to $200 million of ongoing annualised benefits, with benefit realisation predominantly from FY15.

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For media queries, please contact: Richard Llewellyn Head of Communications +64 (0) 27 523 2362

For investor relations queries, please contact: Mark Laing General Manager Capital Markets & Investor Relations +64 (0) 27 227 5890